October 1, 2007
VIA EDGAR & FACSIMILE
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549

Re:	American HomePatient, Inc. (the “Registrant”)
Form 10-Q for the Period Ended June 30, 2007
Filed August 3, 2007
File No. 000-19532
Dear Mr. Rosenberg:
     This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set out in your September 19, 2007 letter.
Form 10-Q — June 30, 2007
Notes to Consolidated Financial Statements, page 8
8. Change of Control, page 15
1.	Please tell us why you considered the “ultimate requirement to make this payment” being outside your control to be the determining factor as to when to record the $6.6 million expense. Cite any relevant accounting literature to support your position. In addition, please provide us an analysis of the applicability of paragraph eight of SFAS 5, paragraph 15 of SFAS 88, and paragraph six of SFAS 112.
Response:
     Statement of Financial Accounting Concepts No. 6 states that “liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.” Probable as used in this definition is “used with its general meaning, rather than in a specific accounting or technical sense (such as that in SFAS No. 5, paragraph 3), and refers to that which can reasonably be expected or believed on the basis of available evidence or logic but

Jim B. Rosenberg

October 1, 2007
is neither certain nor proved. Its inclusion in the definition is intended to acknowledge that business and other economic activities occur in an environment characterized by uncertainty in which few outcomes are certain.”
     Statement of Financial Accounting Concepts No. 6 further states that a liability has three essential characteristics: “(a) it embodies a present duty or responsibility to one or more other entities that entails settlement by probable future transfer or use of assets at a specified or determinable date, on occurrence of a specified event, or on demand; (b) the duty or responsibility obligates a particular entity, leaving it little or no discretion to avoid the future sacrifice; (c) the transaction or other event obligating the entity has already happened.”
     The Company feels that the three essential characteristics of a liability noted above were met when the change of control provisions in the CEO’s contract were triggered, and as such, recorded the related liability: (a) a specified event occurred (change of control occurred when Highland Capital acquired additional shares that represented 48% of outstanding shares of the Company, thereby exceeding the 35% change of control threshold specified in the CEO’s contract) that obligated the Company to a probable future transfer or use of assets (payment of the change of control liability) on demand of the CEO; (b) the Company has no discretion to avoid the future payment, as it is solely at the discretion of the Company’s CEO; and (c) the triggering event (change of control) has already happened, thereby obligating the Company to make the required payment to the CEO on demand.
     One specific component of the change of control expense was the potential cash buyout of the CEO’s outstanding options at the CEO’s discretion. SFAS 123R provides guidance on evaluating the terms of a share-based payment award in determining whether it qualifies as a liability. More specifically, paragraph B118 of SFAS 123R discusses an example of an award that could be settled in cash or equity at the discretion of the employee. This paragraph states “The contract gives the entity no discretion to avoid transferring its assets to the employee if the employee elects settlement in cash. The entity thus has incurred a liability.” Since, upon the change of control as defined in the CEO’s contract (which did occur), the CEO has the ability and discretion to self-terminate and receive cash settlement of his options, the Company has incurred a liability.
     The example discussed in the paragraph above relates specifically to the settlement of share-based payments; however, the Company feels this theoretical concept also applies to the other components of the change of control expense. When the change of control occurred, the CEO was entitled and had the ability to receive certain other amounts/payments if he chose to self-terminate, thereby obligating the Company.
     Based on the above consideration of the definition and essential characteristics of a liability, coupled with specific guidance in FAS 123R for treatment of share-based payments that can be settled in equity or cash at the discretion of the employee, the Company feels that a liability has been incurred and has appropriately recorded the liability during the three months

Jim B. Rosenberg

October 1, 2007
ended June 30, 2007, when the change of control occurred. Additionally, the Company feels the guidance referenced above governs the incurrence and recording of this liability, and as such, does not feel the guidance in paragraph eight of SFAS 5, paragraph 15 of SFAS 88, or paragraph six of SFAS 112 is relevant or applicable. Specifically, paragraph eight of SFAS 5 addresses the recognition of an estimated loss from a loss contingency. The liability under the employment contract has been incurred and is not contingent upon the outcome of a future event. Rather, the CEO’s decision not to self-terminate will cause the liability to be legally released under paragraph 16 of SFAS 140. The references to SFAS 88 and SFAS 112 address the recognition of employee-based liabilities triggered by decisions of the employer. In our fact pattern, the Company has no discretion to avoid the liability through its actions. We further note that our conclusion is consistent with the attribution guidance in paragraph A58 of SFAS 123R as it relates to stock-based compensation awards to employees who are eligible to retire at the grant date and, upon retirement would retain any otherwise unvested awards. That guidance does not permit a company to make a probability-based assessment about the likelihood of retirement.
     The Company discussed the accounting for the change of control provisions in the CEO’s contract with our independent auditors, KPMG, which included the local KPMG team’s consultation with Carmen Bailey and Jeff Jones of KPMG’s Department of Professional Practice in New York. KPMG concurred with the Company’s accounting for the change of control provisions that were triggered in the CEO’s contract.
     The Registrant acknowledges that:
(i)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

(iii)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     American HomePatient, Inc. is committed to fully complying with the SEC disclosure requirements. After you have had the opportunity to review this letter, please call me at (615) 221-8548 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.
Sincerely,
/s/ Stephen L. Clanton
Stephen L. Clanton
Chief Financial Officer